UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: March 18, 2011

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Fourth Quarter and Full Year 2010 Financial Results

FY10 Revenue Up 11.6% YOY to RMB315.8 Million ($47.8 Million)

FY10 Net Income of RMB46.1 Million ($7.0 Million)

4Q10 Revenue of RMB79.3 Million ($12.0 Million)

4Q10 Net Income of RMB0.3 Million ($42,000)

Live Conference Call to be Held Thursday, March 17, 2011 at 8:00 am ET

Beijing, China, March 16, 2011 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced financial results for the fourth quarter and full year of 2010.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are proud of our revenue achievements for the full year of 2010. Driven by the steady growth of our established Baquting franchise, we have increased our full year 2010 revenue by over 11.6% to $47.8 million, the high end of our revenue guidance range provided last quarter. Our quarterly revenue continues to fluctuate due to seasonality but we believe the steady growth of our annual revenue is a testament to the long-term revenue potential of our business.”

Chairman Xue continued, “We recognize, at the same time, that this is a crucial period of transition for Nuokang. As we have communicated previously, we are in the process of transforming Nuokang into one of China’s leading and diversified bio-pharmaceutical companies. In the near term, we will need to continue to invest in our marketing and sales functions to support the launch of our portfolio pipeline products. However, with a seasoned management team and a strong cash balance in place, we are confident that our efforts will propel Nuokang onto a path of sustained growth and long-term profitability through our diversified product portfolio.”

Fourth Quarter 2010 Financial Highlights

•	Revenue was RMB79.3 million ($12.0 million)[1] compared to RMB82.9 million in the prior year period;

•	Baquting revenue remained flat at RMB76.7 million ($11.6 million) compared to RMB76.3 million in the prior year period;

•	Gross profit was RMB70.0 million ($10.6 million) compared to RMB72.0 million in the prior year period;

•	Gross margin increased to 88.2% compared to 86.9% the prior year period;

•	Operating income was RMB4.2 million ($0.6 million); and

•	Net income was RMB278,000 or RMB0.01 ($0.00) per diluted ADS[2].

Fourth Quarter 2010 Financial Performance

Revenue was RMB79.3 million ($12.0 million) compared to RMB82.9 million in the prior year period. Revenue from Baquting remained flat at RMB76.7 million ($11.6 million) compared to RMB76.3 million in the prior year period, driven primarily by volume growth. Revenue from other products was RMB2.7 million ($0.4 million) compared to RMB6.6 million in the prior year period.

Gross profit was RMB70.0 million ($10.6 million) compared to RMB72.0 million in the prior year period. Gross margin increased on a year over year basis to 88.2%.

[1]

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended December 31, 2010, were made at the noon buying rate of RMB6.600 to USD1.00 on December 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Operating income was RMB4.2 million ($0.6 million) in the fourth quarter of 2010 compared to RMB26.7 million in the prior year period. Operating margin for the fourth quarter of 2010 was 5.3%, compared to 32.2% in the prior year period. The decrease in operating profit and operating margin reflects the Company’s significant sales and marketing investments and efforts to build out its distribution reach in preparation for future product launches.

Research and development expenses increased to RMB4.2 million ($0.6 million) in the fourth quarter of 2010 from RMB1.9 million in the prior year period. These costs accounted for 5.2% of revenue, the high end of the Company’s expected range for research and development expenses, as a result of the timing of the Company’s portfolio diversification efforts.

Selling, marketing and distribution expenses increased to RMB48.2 million ($7.3 million) in the fourth quarter of 2010 from RMB26.5 million in the prior year period, primarily due to the Company’s efforts to prepare for the launch of Kaitong and other products in 2011. As a result, selling, marketing and distribution expenses for the fourth quarter of 2010 as a percentage of revenue was abnormally high at 60.8%. In the upcoming quarters, the Company will continue to build out its sales and marketing teams and distribution channels at more gradual levels as more of its pipeline products come to market.

General and administrative expenses decreased to RMB13.4 million ($2.0 million) in the fourth quarter of 2010 from RMB17.0 million in the prior year period. The prior year quarter’s expenses reflected one-time costs associated with the Company’s listing process while this quarter’s expenses reflect more normalized expense levels commensurate with overall business expansion and being a U.S.-listed public company.

Provision for income taxes was RMB1.5 million ($234,000) in the fourth quarter of 2010, representing an effective tax rate of 85.7%, compared to RMB7.2 million in the prior year period.

Net income was RMB278,000 ($42,000) or RMB0.01 ($0.00) per diluted ADS in the fourth quarter of 2010 compared to RMB20.6 million or RMB1.44 per diluted ADS, in the prior year period.

For the quarter ending December 31, 2010, the Company had approximately 159.1 million weighted average diluted shares or 19.9 million ADSs.

As of December 31, 2010, the Company had cash and cash equivalents of RMB191.8 million ($29.1 million), compared to RMB351.3 million as of December 31, 2009.

Full Year Ended December 31, 2010 Financial Performance

For the full year ended December 31, 2010, revenue increased by 11.6% to RMB315.8 million ($47.8 million) from RMB282.9 million in the prior year period. During this same time period, gross profit increased by 12.6% to RMB278.5 million ($42.2 million) from RMB247.3 million in the prior year period. Operating income was RMB65.9 million ($10.0 million) compared to RMB80.9 million in the prior year period.

Net income was RMB46.1 million ($7.0 million) in 2010 compared to RMB51.2 million in the prior year period. Net income per diluted ADS was RMB2.32 ($0.35), compared to RMB4.11 per diluted ADS in the prior year period. For the full year ended December 31, 2010, the Company had approximately 158.8 million weighted average diluted shares outstanding or 19.8 million ADSs.

New Product Updates

The Company continues to be on track to diversify its product portfolio through the following new product development and licensing efforts:

Kaitong: The manufacturing license for the Company’s in-licensed product Kaitong was issued in December of 2010. The Company has undertaken a significant marketing campaign to drive awareness and understanding of Kaitong and continues to invest in outreach events and building out its distribution channels to support these efforts. The Company also continues to expect nascent revenue contribution in early 2011 but believes material revenue contribution will begin in late 2011.

Dipyridamole Aspirin: The Company received the manufacturing license for Dipyridamole Aspirin at the end of December 2010 and continues to expect to begin marketing the product in the second quarter of 2011. This product will mark its entry into the cardiovascular market and, as such, the Company has assembled a marketing team and sales force dedicated to this new product area.

Mr. Baizhong Xue continued, “We believe 2011 will be a landmark year for us as revenue contributions from Kaitong and Dipyridamole Aspirin gradually transform Nuokang into a diversified pharmaceutical company supported by multiple leading brands. This transition period will be reflected through margin compression in the near term. However, as these products mature, we believe that they, along with Baquting, will become the main drivers behind Nuokang’s long-term, sustained growth momentum.”

Financial Outlook

Mr. Robert Pu, Chief Financial Officer of the Company, said, “With two new products lined up in the coming year, 2011 will be an exciting time for Nuokang. At the same time, it is difficult to assess the market acceptance of our new product launches. We are confident, however, that our mature Baquting franchise will maintain its steady growth momentum. We will provide a more specific update once we are better able to assess the near term market potential of our pipeline products.”

Conference Call

The Company will hold a conference call at 8:00 am ET on Thursday, March 17, 2011 to discuss fourth quarter and full year 2010 results. Listeners may access the call by dialing:

United States toll free:	1-866-519-4004
China toll free:	400-6208038
Hong Kong toll free:	800-930346
United Kingdom toll free:	0808-2346646
International:	1-718-354-1231
Passcode:	50742371

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through March 31, 2011. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Passcode:	50742371

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s new product development and financial outlook, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact Information

ICR, LLC

In the U.S.: Ashley M. Ammon: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510

CONSOLIDATED STATEMENTS OF INCOME

FOR THE MONTHS ENDED DECEMBER 31, 2009 AND 2010

	Full Year 2009	Full Year 2010		4Q 2009	4Q 2010
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	282,911	315,789	47,847	82,853	79,317	12,018
Cost of revenue	(35,625)	(37,304)	(5,652)	(10,816)	(9,348)	(1,416)

Gross profit	247,286	278,485	42,195	72,037	69,969	10,602

Operating expenses
Research and development costs	(8,297)	(13,504)	(2,046)	(1,905)	(4,156)	(630)
Selling, marketing and distribution expenses	(110,513)	(145,549)	(22,053)	(26,470)	(48,196)	(7,302)
General and administrative expenses	(47,582)	(53,527)	(8,110)	(16,986)	(13,418)	(2,033)

Total operating expenses	(166,392)	(212,580)	(32,209)	(45,361)	(65,770)	(9,965)

Operating profit	80,894	65,905	9,986	26,676	4,199	636
Interest income	1,372	1,198	182	491	317	48
Interest expense	(3,327)	(7,147)	(1,083)	905	(1,093)	(166)
Exchange gain/(losses)	178	(5,825)	(883)	105	(2,141)	(324)
Other income, net	2,836	2,473	375	2,494	524	79

Income before income tax expense	81,953	56,604	8,577	30,671	1,806	273
Income tax expense	(16,858)	(10,606)	(1,607)	(7,213)	(1,547)	(234)

Net income	65,095	45,998	6,970	23,458	259	39

Net loss attributable to non-controlling interest	—	64	10	—	19	3

Net income	65,095	46,062	6,980	23,458	278	42

Accretion of Series A convertible redeemable preference shares	(13,886)	—	—	(2,865)	—	—
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	—	—	—	—	—	—

Net income attributed to ordinary shares	51,209	46,062	6,980	20,593	278	42

Net income per share
Basic	0.52	0.29	$0.04	0.19	0.00	$0.00
Diluted	0.51	0.29	$0.04	0.18	0.00	$0.00

Shares used in net income pershare computation
Basic	98,885,045	158,466,428	158,466,428	109,085,147	158,490,942	158,490,942
Diluted	99,725,253	158,797,628	158,797,628	130,541,237	159,147,942	159,147,942

Net income per ADS
Basic	4.14	2.33	$0.35	1.51	0.01	$0.00
Diluted	4.11	2.32	$0.35	1.44	0.01	$0.00

Shares used in net income per ADS computation
Basic	12,360,631	19,808,304	19,808,304	13,635,643	19,811,368	19,811,368
Diluted	12,465,657	19,849,704	19,849,704	16,317,655	19,893,493	19,893,493

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 and 2010

	December 31,	December 31,
	2009	2010
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	351,258	191,822	29,064
Restricted cash	34,200	—	—
Other investment - Current	2,000	29,868	4,525

Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$59,676) as of December 31, 2009 and 2010, respectively)	103,719	132,504	20,076
Bills receivable	34,346	86,587	13,119
Inventories	14,765	16,789	2,544
Prepayments and other receivables	26,976	20,116	3,048
Prepaid income tax	6,397	5,117	775
Deferred tax assets	1,171	1,518	230

Total current assets	574,832	484,321	73,382

Non-current assets:
Property, plant and equipment, net	163,915	183,499	27,803
Land use rights, net	26,212	35,800	5,424
Intangible assets, net	8,369	23,587	3,574
Other Investments-Non current	3,414	3,414	517
Prepayment for the exclusive distribution right	—	10,000	1,515
Deferred tax assets	4,712	4,258	645

Total non-current assets	206,622	260,558	39,478

TOTAL ASSETS	781,454	744,879	112,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	125,618	47,000	7,121
Accounts payable	1,924	1,764	267
Accrued expenses and other payables	29,994	22,281	3,376
Income tax payable	8,885	253	38
Unrecognized tax benefits	809	809	123
Deferred tax liability	16

Total current liabilities	167,246	72,107	10,925

Non-current liabilities:
Deferred tax liabilities	1,858	2,054	311
Deferred government grants	19,258	21,621	3,276
Long-term payable	10,557	11,299	1,712

Total non-current liabilities	31,673	34,974	5,299

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,420,142 share issued and outstanding as of December 31, 2009; 474,200,000 shares authorized and 158,490,942 share issued and outstanding as of December 31, 2010)	597	597	90
Additional paid-in capital	451,716	460,981	69,846
Retained earnings	128,071	174,133	26,384

Total shareholders’ equity	580,384	635,711	96,320

Non-controlling interests	2,151	2,087	316

TOTAL EQUITY	582,535	637,798	96,636

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	781,454	744,879	112,860